Exhibit 99.1

KBS Fashion Group Limited Reports Robust First Quarter 2019

Financial Results

-Q1 gross profit increased 48.3% YoY to $1.61 million

- Q1 IFRS net income achieved $0.3 million, compared to IFRS net loss of $1.90 million

SHISHI, China, June 3rd, 2019 -- KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First quarter of 2019 Financial Highlights

●	Net revenues increased by 3.5% to $4.62 million for the first quarter of 2019 from $4.46 million for the same period of last year.

●	Gross profit increased by 48.3% to $1.61 million for the first quarter of 2019 from $1.09 million for the same period of last year. Gross margin was 34.9% for the first quarter of 2019, compared to 24.0% for the same period of last year.

●	Operating profit increased by 127.0% to $0.54 million for the first quarter of 2019 from operating loss of $2.01 million for the same period of last year.

●	IFRS net income was $0.31 million, or $0.135 earnings per basic and diluted share, for the first quarter of 2019, compared to net loss of $1.90 million, or $0.886 loss per basic and diluted share, for the same period of last year.

Mr. Keyan Yan, Chief Executive Officer of the Company commented, "we are very pleased with our operating and financial results for the first quarter, which demonstrated strong profitability given the first quarter being a slow season. The management team is working diligently to keep strong momentum by continuing to improve our operational efficiencies and increase our sales from different channels. Looking forward to the remaining of 2019, we are excited about the sales potential from the recently signed contract and integration of our potential acquisition of Tribe which is expected to put us in a prominent position in the smart clothe technology market. We are confident about our ability to outperform in 2019 and beyond.”

First quarter of 2019 Financial Results Analysis

For the Three Months Ended March 31, 2019
($ millions, except per share data)	2019	2018	% Change
Revenues	4.62	4.46	3.5%
Distribution network	3.04	3.91	-22.3%
Corporate stores	0.17	0.15	13.3%
OEM	1.40	0.40	250.0%
Gross profit	1.61	1.09	48.3%
Gross margin	34.9%	24.2%	44.3%
Operating income (loss)	0.54	-2.01	-127.0%
Operating (loss) margin	11.8%	-45.0%	-126.1%
IFRS net income (loss)	0.31	-1.90	-116.3%
IFRS Earnings (loss) per share	0.135	-0.886	-115.3%

Revenues

●	Total revenues increased by $0.16 million, or 3.5%, to $4.62 million for the first quarter of 2019 from $4.46 million for the same period of last year. The increase was mainly contributable to the increased orders from OEM segment.

	For the Three Months Ended March 31, 2019
	2019			2018
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	3.04	0.97	31.9%	3.91	0.89	22.9%
Corporate stores	0.17	0.07	37.4%	0.15	0.06	39.0%
OEM	1.40	0.58	41.2%	0.40	0.14	33.7%
Total	4.62	1.61	34.9%	4.46	1.09	24.4%

Revenues from the Company's distribution network decreased by $0.87 million, or 22.3%, to $3.04 million for the first quarter of 2019 from $3.91 million for the same period of last year. Distribution network contributed 65.9% of total revenues for the first quarter of 2019, compared to 87.8% for the same period of last year. The Company's distributor network consisted of 11 distributors in 10 provinces during the first quarter of 2019, compared to 14 distributors in 12 provinces during the same period of last year. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. Some wholesale distributors sold the products to multi-branded stores and online stores. As of March 31, 2019, there were 32 KBS-branded franchise stores operated by our distributors and sub-distributors, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores and online shops. As a comparison, we had 39 KBS-branded franchise stores operated by our distributors and sub-distributors as of March 31, 2018.

The following table lists by regions the number of retail stores operated by distributors and sub-distributors as of March 31, 2019:

Location	As of March 31, 2019
Fujian	6
Guangdong	2
Guangxi	3
Jiangsu	4
Anhui	2
Chongqing	4
Tianjin	3
Hebei	4
Sichuan	4
Total	32

Revenues from corporate store sales increased by $0.02 million, or 13.3%, to $0.17 million for the first quarter of 2019 from $0.15 million for the same period of last year. We currently have one corporate store operated directly by us, sales of which accounted for 3.8% of total revenues for the first quarter of 2019, compared to 5.5% for the same period of last year. The increase in corporate store sales was due to the overall improvement on products this year.

Revenues from OEM sales increased by $1.00 million, or 247%, to $1.40 million for the first quarter of 2019 from $0.4 million for the same period of last year. OEM accounted for 30% of total revenues for the first quarter of 2019, compared to 7% for the same period of last year. The OEM segment is comprised of products that are designed by the customers and manufactured by the Company. The increase in revenues from OEM sales was primarily due to the increased orders from our two major customers: Hangzhou Ziyin and Hangzhou Yiyuan

Cost of Sales and Gross Profit

Total cost of sales decreased by $0.37 million, 11.0%, to $3.00 million for the first quarter of 2019 from $3.38 million for the same period of last year. The decrease in cost of sales was primarily due to higher products pricing strategy this year comparing same period of last year.

Total gross profit increased by $0.52 million, or 48.3%, to $1.61 million for the first quarter of 2019 from $1.09 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $0.97 million, $0.07 million, and $0.58 million, respectively, for the first quarter of 2018, compared to $0.89 million, $0.06 million, and $0.14 million, respectively, for the same period of last year.

Overall gross margin was 34.9% for the first quarter of 2019, compared to 24.4% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 31.9%, 37.4%, and 41.2%, respectively, for the first quarter of 2019, compared to 22.9%, 39.0%, and 33.7%, respectively, for the same period of last year. The increase in overall gross margin was due to the rolling out of our new products. Our products of new styles have gained additional advantages in pricing which helped increase our gross margin during the first quarter of 2019.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses decreased by $0.43 million, or 59.1%, to $0.30 million for the first quarter of 2019 from $0.73 million for the same period of last year. The decrease in distribution and selling expenses was mainly due to the Company’s new cost effective business strategy, resulting in reduced cost in marketing and advertising as well as the labor. Additionally, the Company adjusted the allowance standard for the dealer rental allowance to save the cost.

Administrative expenses decreased by $1.53 million, or 63.8%, to $0.87 million for the first quarter of 2019 from $2.40 million for same period of last year. The decrease in administrative expenses was mainly due to the Company’s new business strategy plan resulting in reduced labor salary, R&D expenses, and outsourced marketing team expanse. The depreciation expense was reduced relatively after the impairment of our Anhui facility at the end of 2018.

Other operating expenses, including other income and other gains and loss, totaled $95,314 for the first quarter of 2019, compared to $30,354 for the same period of last year. Operating profit was $0.54 million for the first quarter of 2019, compared to operating loss of $2.01 million for the same period of last year. Operating profit margin was 11.8% for the first quarter of 2019, compared to operating loss margin of 45.0% for the same period of last year.

Income (Loss) before Income Taxes

Profit before income taxes was $0.31 million for the first quarter of 2019, compared to loss before taxes of $2.04 million for the same period of last year.

Income tax expense was $0.22 million for the first quarter of 2019, compared to income tax gain of $0.14 million for the same period of last year.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing casual menswear through a network of 33 KBS branded stores (as of March 31, 2019) and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Lisa Tu
Chief Financial Officer
T: +86 158-5972-2469
E: lingsantu@hotmail.com

KBS Fashion Group Limited

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME(LOSS)

(Stated in US dollars)

	Three months ended March 31
	2019	2018
	USD	USD
Revenue	4,618,734	4,464,161
Cost of sales	(3,004,923)	(3,376,037)
Gross profit	1,613,811	1,088,125
GP ratio	34.9%	24%

Other income	66,469	30,144
Other gains and losses	28,846	209
Distribution and selling expenses	(298,277)	(729,349)
Administrative expenses	(867,496)	(2,399,251)
Operating profit	543,353	(2,010,121)

Finance costs	(17,210)	(25,507)
Change in fair value of warrant liabilities	-	-
Profit before tax	526,143	(2,035,628)

Income tax expense	(215,967)	137,313
Profit for the year	310,176	(1,898,315)

Other comprehensive income
-Currency translation differences	(1,486,930)	(10,189,384)
Total comprehensive income	(1,176,753)	(12,087,699)

Attributable to:
Owner of the Company	(1,176,753)	(12,087,699)
Minority interests	-	-

Outstanding shares	2,291,632	2,141,466

Profit per share - basic and diluted	0.135	-0.886

NON-GAAP Profit per share-basic and dilluted	0.135	-0.886

KBS Fashion Group Limited

Unaudited Consolidated Statements of Financial Position

For the Period ended March 31, 2019 (Stated in US dollars)

	2019/03/31	2018/12/31
Current assets
Cash and cash equivalents	20,229,246	21,026,103
Trade receivables	10,556,303	8,122,223
Other receivables and prepayments	547,810	855,473
Related parties receivables	158,172	-
Inventories	1,344,772	1,245,800
Subsidies prepaid to distributors	-	-
Prepayments and premiums under operating leases	573,134	78,532
Land Use Rights and Trademark
	33,409,436	31,328,132
Total current assets

Non-current assets	1,911,453	2,371,735
Prepayments and premiums under operating leases	-	-
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Construction in progress	11,973,511	12,173,808
Property, plant and equipment	599,989	603,503
Prepaid lease payments	14,768,293	14,688,829
Deferred tax asset	29,253,247	29,837,875
Total non-current assets
	62,662,683	61,166,006
Total assets

Current liabilities	1,092,785	1,092,785
Short-term loans	3,865,583	5,278,460
Trade and other payables	(323,233)	445,614
Related parties payables	164,554	47,828
Income tax payable	532,128	-
Total current liabilities	5,331,817	6,864,685

Total liabilities	5,331,817	6,864,685

Equity
share capital	257	227
share premium	9,135,130	8,000,561
Revaluation reserve	184,272	184,272
Statutory Surplus reserve	6,084,836	6,084,836
Retained earnings	46,488,390	46,178,214
Foreign currency translation reserve	(4,562,020)	(6,146,787)
Total equity	57,330,865	54,301,321

Total liabilities and equity	62,662,683	61,166,007

KBS Fashion Group Limited

Unaudited Consolidated Statements of Cash Flow

For the three Months ended March 31, 2019 and 2018

USD

	2019	2018
	USD	USD
Profit before tax	310,176	(1,898,315)
Adjustments for:
Finance costs	17,210	25,507
change in fair value of warrant liabilities	-	-
Interest income	(16,071)	(20,264)
Bad debt allowance	-	-
Share based compensation	1,134,600	(1,314,420)
Depreciation of property, plant and equipment	209,145	400,538
Amortisation of prepaid lease payments and trademark	3,595	3,818
Amortisation of subsidies prepaid to distributors	-	-
Amortisation of prepayments and premiums under operating leases	105,868	27,727
Provision (Reversal) of inventory obsolescence	(41,469)	(14,428)
Provision (Reversal) of impairment loss in prepayments	-	-
Loss (gain) on disposal of property, plant and equipment	(808)	-
Deferred income tax	-	-
Operating cash flows before movements in working capital	1,722,246	(2,789,837)
(Increase) / Decrease in trade and other receivables	(2,342,359)	(765,977)
(Increase) / Decrease in prepayments and deferred expenses	233,252	1,307,245
(Increase) / Decrease in related parties receivables	-	-
(Increase) / Decrease in inventories	(34,008)	(1,631,454)
Increase / (Decrease) in trade and other payables	(508,054)	(597,447)
Increase / (Decrease) in income tax payable	534,099	-
Increase / (Decrease) in related parties payables	-	0
Cash generated from operations	(394,822)	(4,477,469)
DTA	69,711	(137,313)
Income taxes paid	-	-
Net cash from operating activities	(325,111)	(4,614,781)
Investing activities
Interest received	16,071	20,264
Prepayments and premiums paid under operating leases	-	-
withdraw the prepayments and premiums paid under operating leases	-	-
Subsidies prepaid to distributors	-	-
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Purchase of property, plant and equipment and construction in process	(0)	(20,575)
CIP movement	-	-
Intangible movements	-	-
Prepayment on prepaid lease payments	-	-
Proceeds on disposal of property, plant and equipment	-	-
Net cash used in investing activities	16,071	(312)

Financing activities
Advances from related parities	54,074	163,315
Interest paid	(17,210)	(25,507)
New bank loans raised	1,117,960	1,662,146
Payment of bank loans	(1,117,960)	(1,662,146)
Shares issued	-	-
Net cash used in financing activities	36,864	137,808

Net increase in cash and cash equivalent	(272,176)	(4,477,285)
Effects of currency translation	(524,681)	5,306,418
		5,282,494
Cash and cash equivalents at beginning of year	21,026,103	25,221,323

Cash and cash equivalents at end of year	20,229,246	26,050,456